UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Cloud Peak Energy Resources LLC
Cloud Peak Energy Finance Corp.

(Issuers)

Cloud Peak Energy Inc.

(Parent Guarantor)

Antelope Coal LLC
Arrowhead I LLC
Arrowhead II LLC
Arrowhead III LLC
Big Metal Coal Co. LLC
Caballo Rojo Holdings LLC
Caballo Rojo LLC
Cloud Peak Energy Logistics LLC
Cloud Peak Energy Logistics I LLC
Cloud Peak Energy Services Company
Cordero Mining Holdings LLC
Cordero Mining LLC
Cordero Oil and Gas LLC
Kennecott Coal Sales LLC
NERCO Coal LLC
NERCO Coal Sales LLC
NERCO LLC
Prospect Land and Development LLC
Resource Development LLC
Sequatchie Valley Coal Corporation
Spring Creek Coal LLC
Western Minerals LLC
Youngs Creek Holdings I LLC
Youngs Creek Holdings II LLC
Youngs Creek Mining Company, LLC

(Subsidiary Guarantors)

(Name of applicants)

748 T-7 Road
Gillette, Wyoming, 82718
(307) 687-6000

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
12% Second Lien Senior Secured Notes due 2025	$34,500,000 aggregate principal amount

Approximate date of proposed public offering: On the Effective Date (as defined below) under the Plan (as defined herein).

Name and address of agent for service:

Bryan Pecherskey
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400

Broomfield, Colorado 80021

(720) 566-2900

With copies to:

Shelley A. Barber
Vinson & Elkins L.L.P.
26th Floor
New York, New York 10103
(212) 237-0000
(212) 237-0100 (fax)

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

EXPLANATORY NOTE

Cloud Peak Energy Resources LLC (the “Company”) and Cloud Peak Energy Finance Corp. are referred to herein collectively as the “Issuers”. Each of the other entities listed under Item 1 below are referred to herein collectively as the “Guarantors.” The Issuers and the Guarantors are referred to herein collectively as the “Applicants.”

Reference is made to the Revised First Amended Disclosure Statement [Docket No. 745] (as may be further amended or supplemented, the “Disclosure Statement”) for the First Amended Joint Chapter 11 Plan of Cloud Peak Energy Inc. and Certain of its Debtor Affiliates [Docket No. 744] (as may be further amended or supplemented, the “Plan”), filed with the United States Bankruptcy Court for the District of Delaware pursuant to chapter 11 of title 11 of the U.S. Bankruptcy Code (the “Code”). A copy of the Disclosure Statement is included herein as Exhibit T3E. Pursuant to the Plan, on the Effective Date, the Issuers’ outstanding 12% Second Lien Senior Secured Notes due 2021 in an aggregate principal amount of $290,366,000 (the “Prepetition 2021 Notes”) and that certain Indenture, dated as of October 17, 2016, governing the Prepetition 2021 Notes will be amended and restated and the holders of claims under the Prepetition 2021 Notes will receive in exchange for such claims their pro rata proportionate share of (i) $34,500,000 aggregate principal amount of the Issuers’ 12% Second Lien Senior Secured Notes due 2025 (the “Amended Prepetition Notes”), (ii) $      in cash, (iii)   shares of the Company’s common stock and (iv) $40,000,000 aggregate principal amount of notes issued by the Navajo Transitional Energy Company, LLC.

GENERAL

1.              General Information

Name of Applicant	Form of Organization	State of Organization
Cloud Peak Energy Resources LLC	Limited Liability Company	Delaware
Cloud Peak Energy Finance Corp.	Corporation	Delaware
Cloud Peak Energy Inc.	Corporation	Delaware
Antelope Coal LLC	Limited Liability Company	Delaware
Arrowhead I LLC	Limited Liability Company	Delaware
Arrowhead II LLC	Limited Liability Company	Delaware
Arrowhead III LLC	Limited Liability Company	Delaware
Big Metal Coal Co. LLC	Limited Liability Company	Delaware
Caballo Rojo Holdings LLC	Limited Liability Company	Delaware
Caballo Rojo LLC	Limited Liability Company	Delaware
Cloud Peak Energy Logistics LLC	Limited Liability Company	Oregon
Cloud Peak Energy Logistics I LLC	Limited Liability Company	Delaware
Cloud Peak Energy Services Company	Corporation	Delaware
Cordero Mining Holdings LLC	Limited Liability Company	Delaware
Cordero Mining LLC	Limited Liability Company	Delaware
Cordero Oil and Gas LLC	Limited Liability Company	Delaware
Kennecott Coal Sales LLC	Limited Liability Company	Oregon
NERCO Coal LLC	Limited Liability Company	Delaware
NERCO Coal Sales LLC	Limited Liability Company	Tennessee
NERCO LLC	Limited Liability Company	Delaware
Prospect Land and Development LLC	Limited Liability Company	Oregon
Resource Development LLC	Limited Liability Company	Washington
Sequatchie Valley Coal Corporation	Corporation	Tennessee
Spring Creek Coal LLC	Limited Liability Company	Delaware
Western Minerals LLC	Limited Liability Company	Oregon
Youngs Creek Holdings I LLC	Limited Liability Company	Delaware
Youngs Creek Holdings II LLC	Limited Liability Company	Delaware
Youngs Creek Mining Company, LLC	Limited Liability Company	Delaware

2.              Securities Act Exemption Applicable

Pursuant to the terms of the Plan, the Applicants intend to offer, subject to the conditions set forth in the Disclosure Statement and the Plan, under an amended and restated indenture to be qualified hereby (the “Amended Prepetition Indenture”), the Amended Prepetition Notes to holders of claims under the Prepetition 2021 Notes, which Amended Prepetition Notes will be guaranteed by the Guarantors.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the Amended Prepetition Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Code. Section 1145(a)(1) of the Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Amended Prepetition Notes to holders of claims under the Prepetition 2021 Notes will satisfy the aforementioned requirements.

AFFILIATIONS

3.              Affiliates

(a)         For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

(b)         All of the Applicants are affiliates of each other. The Company is the wholly-owned direct subsidiary of Cloud Peak Energy Inc. (“Cloud Peak Energy Inc.” or the “Parent Guarantor”). All the other Applicants set forth in the list below are the direct and indirect wholly-owned subsidiaries of the Company. The entities set forth below which are not Applicants are owned, directly or indirectly, by the Company in the percentages set forth below. Please see Exhibit T3G attached hereto for an organizational chart indicating the affiliations of the Applicants as of the date hereof and after the Effective Date. All of the entities appearing therein are expected to exist as of the consummation of the Plan in the ownership structure shown therein.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Percentage
Antelope Coal LLC	Delaware	100%
Arrowhead I LLC	Delaware	100%
Arrowhead II LLC	Delaware	100%
Arrowhead III LLC	Delaware	100%
Big Metal Coal Co. LLC	Delaware	100%
Caballo Rojo Holdings LLC	Delaware	100%
Caballo Rojo LLC	Delaware	100%
Cloud Peak Energy Finance Corp.	Delaware	100%
Cloud Peak Energy Logistics LLC	Oregon	100%
Cloud Peak Energy Logistics I LLC	Delaware	100%
Cloud Peak Energy Services Company	Delaware	100%
Cordero Mining Holdings LLC	Delaware	100%
Cordero Mining LLC	Delaware	100%
Cordero Oil and Gas LLC	Delaware	100%

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Percentage
Kennecott Coal Sales LLC	Oregon	100%
NERCO Coal LLC	Delaware	100%
NERCO Coal Sales LLC	Tennessee	100%
NERCO LLC	Delaware	100%
Prospect Land and Development LLC	Oregon	100%
Resource Development LLC	Washington	100%
Sequatchie Valley Coal Corporation	Tennessee	100%
Spring Creek Coal LLC	Delaware	100%
Western Minerals LLC	Oregon	100%
Youngs Creek Holdings I LLC	Delaware	100%
Youngs Creek Holdings II LLC	Delaware	100%
Youngs Creek Mining Company, LLC	Delaware	100%
Cloud Peak Energy Receivables LLC	Delaware	100%
The Interstate Ditch Company	Wyoming	59.68%

(c)          Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.              Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Cloud Peak Energy Inc., 748 T-7 Road, Gillette, Wyoming, 82718.

(1)         Cloud Peak Energy Inc.

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(2)         Antelope Coal LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(3)         Arrowhead I LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(4)         Arrowhead II LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(5)         Arrowhead III LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(6)         Big Metal Coal Co. LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(7)         Caballo Rojo Holdings LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(8)         Caballo Rojo LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(9)         Cloud Peak Energy Finance Corp.

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(10)  Cloud Peak Energy Logistics LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(11)  Cloud Peak Energy Logistics I LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(12)  Cloud Peak Energy Resources LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director
Kevin Burns	Director

(13)  Cloud Peak Energy Services Company

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(14)  Cordero Mining Holdings LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(15)  Cordero Mining LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director

Name	Office
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(16)  Cordero Oil and Gas LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(17)  Kennecott Coal Sales LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(18)  NERCO Coal LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(19)  NERCO Coal Sales LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(20)  NERCO LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(21)  Prospect Land and Development LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director

Name	Office
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(22)  Resource Development LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(23)  Sequatchie Valley Coal Corporation

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(24)  Spring Creek Coal LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(25)  Western Minerals LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(26)  Youngs Creek Holdings I LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(27)  Youngs Creek Holdings II LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

(28)  Youngs Creek Mining Company LLC

Name	Office
Todd A. Myers	President, Chief Executive Officer and Director
Heath Hill	Executive Vice President, Chief Financial Officer and Director
Bryan Pechersky	Executive Vice President, General Counsel, Corporate Secretary and Director

5.              Principal Owners of Voting Securities

The principal owners of 10% or more of the voting securities for each Applicant as of October 23, 2019 and after the Effective Date are set forth in the table below. Unless, otherwise stated, the address for each of the owners of voting securities listed below is 748 T-7 Road, Gillette, Wyoming, 82718.

(1)         Cloud Peak Energy Inc.

To the knowledge of the Applicants, no person owns 10% or more of the voting securities of Cloud Peak Energy Inc. as of October 23, 2019.

To the knowledge of the Applicants, after the Effective Date of the Plan, there will be no persons who will own 10% or more of the voting securities of Cloud Peak Energy Inc.

(2)         Antelope Coal LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Antelope Coal LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(3)         Arrowhead I LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Arrowhead I LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(4)         Arrowhead II LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Arrowhead II LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arrowhead I LLC	Membership Units	100	100%

(5)         Arrowhead III LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Arrowhead III LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arrowhead I LLC	Membership Units	100	100%

(6)         Big Metal Coal Co. LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Big Metal Coal Co. LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(7)         Caballo Rojo Holdings LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Caballo Rojo Holdings LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Resources LLC	Membership Units	998 units	99.8%
Cloud Peak Energy Services Company	Membership Units	2 units	0.2%

(8)         Caballo Rojo LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Caballo Rojo LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Caballo Rojo Holdings LLC	Membership Units	100	100%

(9)         Cloud Peak Energy Finance Corp.

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cloud Peak Energy Finance Corp. other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Resources LLC	Common Stock	1	100%

(10)  Cloud Peak Energy Logistics LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cloud Peak Energy Logistics LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(11)  Cloud Peak Energy Logistics I LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities Cloud Peak Energy Logistics LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Logistics LLC	Membership Units	100	100%

(12)  Cloud Peak Energy Resources LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cloud Peak Energy Resources LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Inc.	Common Membership Units	61,455,405	100%

(13)  Cloud Peak Energy Services Company

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cloud Peak Energy Services Company other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Resources LLC	Common Stock	1	100%

(14)  Cordero Mining Holdings LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cordero Mining Holdings LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Resources LLC	Membership Units	998 units	99.8%
Cloud Peak Energy Services Company	Membership Units	2 units	0.2%

(15)  Cordero Mining LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cordero Mining LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cordero Mining LLC	Membership Units	100	100%

(16)  Cordero Oil and Gas LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Cordero Oil and Gas LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cordero Mining LLC	Membership Units	100	100%

(17)  Kennecott Coal Sales LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Kennecott Coal Sales LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(18)  NERCO Coal LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of NERCO Coal LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO LLC	Membership Units	100	100%

(19)  NERCO Coal Sales LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of NERCO Coal Sales LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(20)  NERCO LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of NERCO LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cloud Peak Energy Resources LLC	Membership Units	998 units	99.8%
Cloud Peak Energy Services Company	Membership Units	2 units	0.2%

(21)  Prospect Land and Development LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Prospect Land and Development LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(22)  Resource Development LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Resources Development LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(23)  Sequatchie Valley Coal Corporation

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Sequatchie Valley Coal Corporation other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Common Stock	2,000	100%

(24)  Spring Creek Coal LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Spring Creek Coal LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(25)  Western Minerals LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Western Minerals LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NERCO Coal LLC	Membership Units	100	100%

(26)  Youngs Creek Holdings I LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Youngs Creek Holdings I LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arrowhead II LLC	Membership Units	100	100%

(27)  Youngs Creek Holdings II LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Youngs Creek Holdings II LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arrowhead III LLC	Membership Units	100	100%

(28)  Youngs Creek Mining Company LLC

As of as of October 23, 2019 and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of Youngs Creek Mining Company LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Youngs Creek Holdings I LLC	Membership Interest(1)	N/A	50%
Youngs Creek Holdings II LLC	Membership Interest(1)	N/A	50%

(1)         Expressed as a percentage interest and not in units.

UNDERWRITERS

6.              Underwriters

(a)         The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
Credit Suisse Securities (USA) LLC	Common stock issued by Cloud Peak Energy Inc.
Eleven Madison Avenue
New York, New York 10010
J.P. Morgan Securities LLC	Common stock issued by Cloud Peak Energy Inc.
383 Madison Avenue
New York, New York 10179
Jefferies LLC	Common stock issued by Cloud Peak Energy Inc.
520 Madison Avenue
New York, New York 10022

(b)         There is no proposed underwriter for the Amended Prepetition Notes that are proposed to be offered in the connection with the Amended Prepetition Indenture that is qualified under this application.

CAPITAL SECURITIES

7.              Capitalization

(a)         The authorized and outstanding securities of the Applicants as of October 11, 2019 were as follows:

(1)         Cloud Peak Energy Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	200,000,000 shares	76,508,294 shares

(2)         Antelope Coal LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(3)         Arrowhead I LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(4)         Arrowhead II LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(5)         Arrowhead III LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(6)         Big Metal Coal Co. LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(7)         Caballo Rojo Holdings LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	2000 units	1000 units

(8)         Caballo Rojo LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(9)         Cloud Peak Energy Finance Corp.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000	1
6.375% Senior Notes due 2024(1)	$56,400,00	$56,400,000
12% Second Lien Senior Notes due 2021(1)	$290,366,000	$290,366,000

(1)         Aggregate principal amount. The senior notes are guaranteed by each of the Guarantors.

(10)  Cloud Peak Energy Logistics LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(11)  Cloud Peak Energy Logistics I LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(12)  Cloud Peak Energy Resources LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	200,000,000 Units	61,455,405 Units
6.375% Senior Notes due 2024(1)	$56,400,000	$56,400,000
12% Second Lien Senior Notes due 2021(1)	$290,366,000	$290,366,000

(1)         Aggregate principal amount. The senior notes are guaranteed by each of the Guarantors.

(13)  Cloud Peak Energy Services Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000	1

(14)  Cordero Mining Holdings LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	2000 units	1000 units

(15)  Cordero Mining LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(16)  Cordero Oil and Gas LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(17)  Kennecott Coal Sales LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(18)  NERCO Coal LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(19)  NERCO Coal Sales LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(20)  NERCO LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	2000 units	1000 units

(21)  Prospect Land and Development LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(22)  Resource Development LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(23)  Sequatchie Valley Coal Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	2,000	2,000

(24)  Spring Creek Coal LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(25)  Western Minerals LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(26)  Youngs Creek Holdings I LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(27)  Youngs Creek Holdings II LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Units	100 units	100 units

(28)  Youngs Creek Mining Company LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests(1)	N/A	N/A

(1)         Expressed as a percentage interest and not in units.

(b)         The common stock issued by each of Cloud Peak Energy Inc., Cloud Peak Energy Finance Corp., Sequatchie Valley Coal Corporation and Cloud Peak Energy Services Company entitles holders to one vote on all matters to be voted upon by stockholders. The rights, including voting rights, of the members of each of the limited liability companies listed above are governed by the respective limited liability company agreement, each of which is incorporated by reference as an exhibit hereto.

INDENTURE SECURITIES

8.              Analysis of indenture provisions.

The Amended Prepetition Notes will be issued under the Amended Prepetition Indenture to be entered into among the Issuers, the Guarantors and the Trustee and Collateral Agent on the Effective Date. The following is a general analysis of certain provisions of the Amended Prepetition Notes and is qualified in its entirety by reference to the form of Amended Prepetition Indenture filed as an exhibit hereto. The Applicants have not entered into the Amended Prepetition Indenture as of the date of this filing, and the terms of the Amended Prepetition Indenture are subject to change prior to its execution.

(a)         Events of Default; Withholding of Notice

Events of Default in respect of the Amended Prepetition Notes include:

(1)         failure to make the payment of any interest on the Amended Prepetition Notes when the same becomes due and payable, and such failure continues for a period of 30 days; for the avoidance of doubt, payment of interest in the form of increasing the principal amount of the outstanding Amended Prepetition Notes or by issuing Amended Prepetition Notes under the Amended Prepetition Indenture shall not constitute a default in the payment of interest;

(2)         failure to make the payment of any principal (and premium, if any) on the Amended Prepetition Notes when the same becomes due and payable at their stated maturity, upon acceleration or redemption or otherwise;

(3)         failure to comply with the covenants pertaining to merger, consolidation and sale of property;

(4)         failure to comply with any other covenant or agreement in the Amended Prepetition Notes, the Amended Prepetition Indenture, the note guarantees or the security documents (other than a failure that is the subject of the foregoing clause (1), (2) or (3)), and such failure continues for 60 consecutive days (or 90 consecutive days in the case of a failure to comply with the financial reporting obligations) after written notice is given to the Issuers as provided below;

(5)         a default under any debt of the Parent Guarantor or any of its significant restricted subsidiaries that results in acceleration of the maturity of such debt, or failure to make a principal payment on such debt at maturity, in an aggregate amount of $1.0 million or more;

(6)         any final judgment or judgments for the payment of money in an aggregate amount above $50.0 million (in excess of amounts that the Parent Guarantor’s insurance carriers have agreed to pay) shall be rendered against the Parent Guarantor or any of its restricted subsidiaries and that shall not be paid or discharged for any period of 60 consecutive days after the entry of the final judgment;

(7)         certain events involving bankruptcy, insolvency or reorganization of the Parent Guarantor or any of its significant restricted subsidiaries;

(8)         any note guarantee ceases to be in full force and effect (other than in accordance with the provisions of the Amended Prepetition Indenture) or any Guarantor denies or disaffirms its obligations under any note guarantee; and

(9)         the occurrence of the following:

(a)         except as permitted by the security documents, any security document ceases for any reason to be enforceable; provided that it will not be an Event of Default under this clause (9)(a) if the sole result of the failure of such security document to be fully enforceable is that any lien purported to be granted under such security document having a fair market value of not more than $5.0 million, ceases to be an enforceable and perfected lien; provided that if such failure is susceptible to cure, no Event of Default shall arise until 30 days after any officer of the Company or any restricted subsidiary becomes aware of such failure, which failure has not been cured during such time period; and

(b)         any Issuer or Guarantor, or any person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of such Issuer or Guarantor set forth in or arising under any security document.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

A default under clause (4) is not an Event of Default until the Trustee or the holders of the Amended Prepetition Notes (“Holders”) of not less than 50% in aggregate principal amount of the Amended Prepetition Notes then outstanding notify the Issuers of the Default and the Issuers do not cure such Default within the time specified after receipt of such notice.

The Issuers shall deliver to the Trustee, within 30 days after either Issuer becomes aware of the occurrence of a Default, a written notice setting forth the details of the Default, and (unless such Default has already been cured) the action which such Issuer proposes to take with respect thereto.

If a Default or an Event of Default occurs and is continuing and is known to a trust officer of the Trustee, the Trustee shall send notice of the Default or Event of Default to the depositary for delivery to the Holders within 90 days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal or interest on any Amended Prepetition Note, the Trustee may withhold the notice to the Holders if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders.

(b)         Authentication and Delivery of the Notes; Use of Proceeds

The Amended Prepetition Notes to be issued under the Amended Prepetition Indenture may be executed by manual or facsimile signature on behalf of an Issuer by any of the following officers of such Issuer: Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President.

The Amended Prepetition Notes shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Amended Prepetition Note has been authenticated.

The Amended Prepetition Notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). Except as provided in the Amended Prepetition Indenture, owners of beneficial interests in the Amended Prepetition Notes will not be entitled to have the Amended Prepetition Notes registered in their names, will not receive or be entitled to receive physical delivery of the Amended Prepetition Notes in definitive form.

There will be no proceeds to the Issuers from the issuance of the Amended Prepetition Notes.

(c)          Release and Substitution of Property Subject to the Lien of the Amended Prepetition Indenture

The security documents and the Amended Prepetition Indenture will provide that the liens securing the note guarantee of any Guarantor will be automatically released when such Guarantor’s note guarantee is released in accordance with the terms of the Amended Prepetition Indenture. In addition, the liens securing the obligations under the Amended Prepetition Notes and the Amended Prepetition Indenture will be released: (1) upon satisfaction and discharge of the Amended Prepetition Indenture; (2) upon a legal defeasance or covenant defeasance of the Amended Prepetition Notes; (3) upon payment in full in cash and discharge of all Amended Prepetition Notes outstanding under the Amended Prepetition Indenture and all other obligations that are outstanding, due and payable under the Amended Prepetition Indenture and the other security documents at the time the Amended Prepetition Notes are paid in full in cash and discharged; (4) as to any collateral of any Issuer or a Guarantor that is sold, transferred or otherwise disposed of by such Issuer or Guarantor (other than in connection with sale of all or substantially all of assets) to a person that is not (either before or after such sale, transfer or disposition) the Company or a restricted subsidiary of the Company in a transaction or other circumstance that does not violate the covenant regarding asset sales (other than the obligation to apply proceeds of such asset sale as provided in such covenant and the provisions regarding Issuer accounts) and is permitted by all of the other security documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; (5) with respect to all or substantially all of the collateral, with the consent of the Holders of at least 66.67% of outstanding Amended Prepetition Notes; or (6) with respect to the assets of each Guarantor, at the time such Guarantor is released from its note guarantee.

The Issuers shall comply with Section 314(a)(4) of the Trust Indenture Act.

(d)         Satisfaction and Discharge

The Amended Prepetition Indenture will be discharged and will cease to be of further effect as to all Amended Prepetition Notes issued thereunder (except for certain surviving rights of the Trustee and the Issuers’ obligations with respect thereto), when:

(1)         either:

(a)         all Amended Prepetition Notes that have been authenticated (except lost, stolen or destroyed Amended Prepetition Notes that have been replaced or paid and Amended Prepetition Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuers) have been delivered to the Trustee for cancellation; or

(b)         all Amended Prepetition Notes that have not been delivered to the Trustee for cancellation have become due and payable, will become due and payable at stated maturity within one year, or are to be called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption and any Issuer or Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. government obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Amended Prepetition Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2)         in respect of clause (b) above, no Event of Default will have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from borrowings to fund such deposit or similar deposits and the granting of liens to secure such borrowings) and such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Parent Guarantor or any of its subsidiaries is a party or by which it is bound (other than with respect to borrowings to fund such deposit or similar deposits and the granting of liens to secure such borrowings);

(3)         the Issuers or any Guarantor has paid or caused to be paid all sums payable by the Issuers under the Amended Prepetition Indenture;

(4)         the Issuers have delivered irrevocable instructions to the Trustee under the Amended Prepetition Indenture to apply the deposited money toward the payment of the Amended Prepetition Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The collateral will be released from the liens securing the Amended Prepetition Notes upon a satisfaction and discharge in accordance with the provisions described above.

(e)          Evidence Required to be Furnished by the Issuers to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Amended Prepetition Indenture

The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating that a review of the activities of the Parent Guarantor and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers and that to the best knowledge of each officer signing such certificate each obligor on the Amended Prepetition Notes has kept, observed, performed and fulfilled each and every covenant contained in the Amended Prepetition Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Amended Prepetition Notes, without regard to any grace period or requirement of notice required by the Amended Prepetition Notes (or, if a Default or Event of Default has occurred and is continuing, describing all such Defaults or Events of Default of which such officer may have knowledge and what action the Company is taking or proposes to take with respect thereto).

The Issuers shall deliver to the Trustee a notice of the Default in accordance with the provisions described above.

Every certificate or opinion with respect to compliance with a condition or covenant shall include a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions relating thereto, a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with, and a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

9.              Other Obligors

No person, other than the Applicants, will be an obligor of the Amended Prepetition Notes.

The mailing address for each Applicant is 748 T-7 Road, Gillette, Wyoming, 82718.

Contents of Application for Qualification. This application for qualification comprises—

(a)         Pages numbered 1 to 26, consecutively.

(b)         The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)          The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1

Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.1 to Cloud Peak Energy Inc.’s Annual Report on Form 10-K filed on February 14, 2014 (File No. 001-34547))

T3A-2

Amended and Restated Certificate of Formation of Antelope Coal LLC (Incorporated herein by reference to Exhibit 3.5 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-3	Certificate of Formation of Arrowhead I LLC (Incorporated herein by reference to Exhibit T3A-3 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-4

Amended and Restated Certificate of Formation of Arrowhead II LLC (Incorporated herein by reference to Exhibit T3A-4 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-5

Amended and Restated Certificate of Formation of Arrowhead III LLC (Incorporated herein by reference to Exhibit T3A-5 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-6	Certificate of Formation of Big Metal Coal Co. LLC (Incorporated herein by reference to Exhibit T3A-6 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-7

Certificate of Formation of Caballo Rojo Holdings LLC (Incorporated herein by reference to Exhibit 3.7 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-8

Amended and Restated Certificate of Formation of Caballo Rojo LLC (Incorporated herein by reference to Exhibit 3.9 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-9

Certificate of Incorporation of Cloud Peak Energy Finance Corp. (Incorporated herein by reference to Exhibit 3.3 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-10

Certificate of Formation of Cloud Peak Energy Logistics LLC (Incorporated herein by reference to Exhibit 3.25 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-11

Certificate of Formation of Cloud Peak Energy Logistics I LLC (Incorporated herein by reference to Exhibit T3A-11 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-12

Certificate of Formation of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.1 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-13

Certificate of Incorporation of Cloud Peak Energy Services Company (Incorporated herein by reference to Exhibit 3.11 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-14

Certificate of Formation of Cordero Mining Holdings LLC (Incorporated herein by reference to Exhibit 3.13 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-15

Amended and Restated Certificate of Formation of Cordero Mining LLC (Incorporated herein by reference to Exhibit 3.15 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-16

Certificate of Formation of Cordero Oil and Gas LLC (Incorporated herein by reference to Exhibit T3A-16 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

Exhibit	Description
T3A-17

Plan of Conversion of Kennecott Coal Sales LLC (Incorporated herein by reference to Exhibit 3.17 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-18

Amended and Restated Certificate of Formation of NERCO Coal LLC (Incorporated herein by reference to Exhibit 3.19 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-19

Plan of Conversion of NERCO Coal Sales LLC (Incorporated herein by reference to Exhibit 3.21 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-20

Amended and Restated Certificate of Formation of NERCO LLC (Incorporated herein by reference to Exhibit 3.23 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-21

Plan of Conversion of Prospect Land and Development LLC (Incorporated herein by reference to Exhibit 3.27 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-22

Certificate of Formation of Resource Development LLC (Incorporated herein by reference to Exhibit 3.29 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-23

Certificate of Incorporation of Sequatchie Valley Coal Corporation (Incorporated herein by reference to Exhibit 3.31 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-24

Amended and Restated Certificate of Formation of Spring Creek Coal LLC (Incorporated herein by reference to Exhibit 3.33 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-25

Plan of Conversion of Western Minerals LLC (Incorporated herein by reference to Exhibit 3.35 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3A-26

Amended and Restated Certificate of Formation of Youngs Creek Holdings I LLC (Incorporated herein by reference to Exhibit T3A-26 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-27

Amended and Restated Certificate of Formation of Youngs Creek Holdings II LLC (Incorporated herein by reference to Exhibit T3A-27 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3A-28

Certificate of Formation of Youngs Creek Mining Company, LLC (Incorporated herein by reference to Exhibit T3A-28 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-1

Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of July 28, 2016 (Incorporated herein by reference to Exhibit 3.2 to Cloud Peak Energy Inc.’s Quarterly Report on 10-Q filed on July 28, 2016 (File No. 001-34547))

T3B-2

Amended and Restated Limited Liability Company Agreement of Antelope Coal LLC (Incorporated herein by reference to Exhibit 3.6 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-3

Limited Liability Company Agreement of Arrowhead I LLC (Incorporated herein by reference to Exhibit T3B-3 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-4

Amended and Restated Limited Liability Company Agreement of Arrowhead II LLC (Incorporated herein by reference to Exhibit T3B-4 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

Exhibit	Description
T3B-5

Amended and Restated Limited Liability Company Agreement of Arrowhead III LLC (Incorporated herein by reference to Exhibit T3B-5 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-6

Limited Liability Company Agreement of Big Metal Coal Co. LLC (Incorporated herein by reference to Exhibit T3B-6 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-7

First Amended and Restated Limited Liability Company Agreement of Caballo Rojo Holdings LLC (Incorporated herein by reference to Exhibit 3.8 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-8

Amended and Restated Limited Liability Company Agreement of Caballo Rojo LLC (Incorporated herein by reference to Exhibit 3.10 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-9

By-laws of Cloud Peak Energy Finance Corp. (Incorporated herein by reference to Exhibit 3.4 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-10

Limited Liability Company Agreement of Cloud Peak Energy Logistics LLC (Incorporated herein by reference to Exhibit 3.26 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-11

Limited Liability Company Agreement of Cloud Peak Energy Logistics I LLC (Incorporated herein by reference to Exhibit T3B-11 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-12

Third Amended and Restated Limited Liability Company Agreement of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.2 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-13

Amended and Restated Bylaws of Cloud Peak Energy Services Company (Incorporated herein by reference to Exhibit 3.12 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-14

First Amended and Restated Limited Liability Company Agreement of Cordero Mining Holdings LLC (Incorporated herein by reference to Exhibit 3.14 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-15

Amended and Restated Limited Liability Company Agreement of Cordero Mining LLC (Incorporated herein by reference to Exhibit 3.16 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-16

Limited Liability Company Agreement of Cordero Oil and Gas LLC (Incorporated herein by reference to Exhibit T3B-16 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-17

Limited Liability Company Agreement of Kennecott Coal Sales LLC (Incorporated herein by reference to Exhibit 3.18 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-18

Limited Liability Company Agreement of NERCO Coal LLC (Incorporated herein by reference to Exhibit 3.20 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-19

Limited Liability Company Agreement of NERCO Coal Sales LLC (Incorporated herein by reference to Exhibit 3.22 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

Exhibit	Description
T3B-20

Second Amended and Restated Limited Liability Company Agreement of NERCO LLC (Incorporated herein by reference to Exhibit 3.24 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-21

Limited Liability Company Agreement of Prospect Land and Development LLC (Incorporated herein by reference to Exhibit 3.28 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-22

Limited Liability Company Agreement of Resource Development LLC (Incorporated herein by reference to Exhibit 3.30 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-23

Amended and Restated By-laws of Sequatchie Valley Coal Corporation (Incorporated herein by reference to Exhibit 3.32 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-24

Amended and Restated Limited Liability Company Agreement of Spring Creek Coal LLC (Incorporated herein by reference to Exhibit 3.34 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-25

Limited Liability Company Agreement of Western Minerals LLC (Incorporated herein by reference to Exhibit 3.36 to Cloud Peak Energy Resources LLC’s Registration Statement on Form S-4 filed on August 17, 2010 (File No. 333-168639))

T3B-26

Amended and Restated Limited Liability Company Agreement of Youngs Creek Holdings I LLC (Incorporated herein by reference to Exhibit T3B-26 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-27

Amended and Restated Limited Liability Company Agreement of Youngs Creek Holdings II LLC (Incorporated herein by reference to Exhibit T3B-27 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3B-28

Operating Agreement of Youngs Creek Mining Company, LLC (Incorporated herein by reference to Exhibit T3B-28 to Cloud Peak Energy Resources LLC’s Form T-3 filed on September 12, 2016 (File No. 022-29026-26))

T3C*	Form of Amended Prepetition Indenture

T3D	Not applicable

T3E*	Disclosure Statement

T3F*

Cross reference sheet showing the location in the Amended Prepetition Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)

T3G*	Organizational Chart of Issuers, Guarantors and Affiliates

25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*                 Filed herewith.

**          To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Broomfield, and State of Colorado, on the 25th day of October, 2019.

CLOUD PEAK ENERGY RESOURCES LLC
CLOUD PEAK ENERGY FINANCE CORP.
CLOUD PEAK ENERGY INC.
ANTELOPE COAL LLC
ARROWHEAD I LLC
ARROWHEAD II LLC
ARROWHEAD III LLC
BIG METAL COAL CO. LLC
CABALLO ROJO HOLDINGS LLC
CABALLO ROJO LLC
CLOUD PEAK ENERGY LOGISTICS LLC
CLOUD PEAK ENERGY LOGISTICS I LLC
CLOUD PEAK ENERGY SERVICES COMPANY
CORDERO MINING HOLDINGS LLC
CORDERO MINING LLC
CORDERO OIL AND GAS LLC
KENNECOTT COAL SALES LLC
NERCO COAL LLC
NERCO COAL SALES LLC
NERCO LLC
PROSPECT LAND AND DEVELOPMENT LLC
RESOURCE DEVELOPMENT LLC
SEQUATCHIE VALLEY COAL CORPORATION
SPRING CREEK COAL LLC
WESTERN MINERALS LLC
YOUNGS CREEK HOLDINGS I LLC
YOUNGS CREEK HOLDINGS II LLC
YOUNGS CREEK MINING COMPANY, LLC

		By:	/s/ BRYAN PECHERSKY
Bryan Pechersky
Executive Vice President, General Counsel and Corporate Secretary
(SEAL)

Attest:	/s/ HEATH HILL
Name: Heath Hill